Exhibit 9

mmO2 plc

10 March 2005

mmO2 plc (the “Company” or “mmO2”)
Sanction of scheme of arrangement

The Board of mmO2 plc (“mmO2”) announces that at a hearing held earlier today the High Court of Justice in England and Wales sanctioned the scheme of arrangement under section 425 of the Companies Act 1985 (the “Scheme”), which was proposed as part of a corporate reorganisation to create distributable reserves. As a result, a corporate reorganisation will be undertaken whereby mmO2 will be acquired by a new company, O2 plc. The Scheme is expected to become effective on 14 March 2005 and O2 plc’s shares are expected to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities at 8:00am on 14 March 2005. The listing of mmO2 plc is expected to be cancelled by 8:00am on 14 March 2005.

Under the Scheme, mmO2 shareholders will, in effect, exchange their existing shares in mmO2 for new shares in O2 plc on a one for one basis. mmO2 shareholders were offered the option of electing to receive, in exchange for their existing shares in mmO2, either new shares in O2 plc or cash consideration under the Cash Alternative. This cash consideration will consist of the amount received through a placing in the market of the new shares to which shareholders would otherwise be entitled, plus a premium of 5 pence per share financed by mmO2. The value of the Cash Alternative will be the price at which the new O2 shares are placed (subject to a minimum of 105 pence per share, including the premium of 5 pence per share, to protect shareholders in the event of adverse market conditions). The last date for receipt of forms of election was 9 March 2005. Shareholders who have taken no action are deemed to have elected for the Cash Alternative.

The Board expects to decide the size of the Cash Alternative (and therefore the size of the placing) on or before 14 March 2005 based on elections received. The Cash Alternative is expected to be limited to approximately 300 million O2 plc shares. If elections for the Cash Alternative exceed this limit, they will be scaled back at the discretion of the Board. Scaling back is expected to be on a basis which ensures that elections by holders of smaller numbers of shares are met in full. In the event that such scaling back does take place, elections in respect of larger holdings are unlikely to be successful. The Placing will take place after the Scheme becomes effective.

The Company expects cheques in respect of accepted cash elections under the Cash Alternative to be despatched by 31 March 2005.

US listing and ADR programme

As part of the Scheme, mmO2's ADRs will be delisted from the New York Stock Exchange and O2 will not establish an ADR programme nor a US listing for the new shares in O2 plc.

Reduction of Capital

The High Court is expected to approve the reduction of capital of O2 plc at a hearing on 15 March 2005. The reduction of capital is expected to become effective on 16 March 2005.

SEC registration

The Board has concluded that registration with the SEC results in duplicative compliance, reporting and internal control requirements and results in costs that are disproportionate to any commercial benefit arising from continued registration.

Accordingly, in order to facilitate the de-registration of the O2 plc shares, the O2 plc Articles include temporary provisions permitting compulsory sale of the shares registered to US Resident Shareholders. The provisions will facilitate O2 plc's intention to deregister from the SEC. The timing of any application to deregister has not yet been determined by the Board.

The business combination that the Scheme implements has been made with respect to the securities of companies incorporated in England and Wales. The business combination has been subject to disclosure requirements of the United Kingdom, which are different from those of the United States. Financial statements in the Scheme documents have been prepared in accordance with accounting principles generally accepted in the United Kingdom, which may not be comparable to the financial statements of United States companies.

It may be difficult for shareholders of mmO2 plc or O2 plc to enforce their rights and any claim they may have arising under the US federal securities laws, since mmO2 is, and O2 will be, located in the United Kingdom, and some or all of mmO2’s and O2’s officers and directors may be residents of the United Kingdom. Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company or its affiliates to subject themselves to a US court’s judgement.

Further information:

David Nicholas Director of Communications mmO2 plc david.nicholas@o2.com t: +44 (0) 771 575 9176	David Boyd Head of Investor Relations mmO2 plc david.boyd@o2.com t: +44(0)1753 628230
Simon Gordon Press Relations Manager mmO2 plc simon.gordon@o2.com t: +44 (0) 771 007 0698	John Crosse Investor Relations Manager mmO2 plc john.crosse@o2.com t: +44 (0) 1753 628198
JPMorgan Cazenove Limited +44 (0)20 7588 2828 Edmund Byers David Harvey-Evers	Merrill Lynch International +44 (0)20 7996 4000 Mark Astaire Oli Greaves